UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12B-25

COMMISSION FILE NUMBER 0-30417

NOTIFICATION OF LATE FILING

(Check One)
☒ Form 10-K	☐ Form 20-F	☐ Form 11-K

☐ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

For Period ended:	December 31, 2002

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q

☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR

☐ Transition Report on Form 11-K

For the Transition Period Ended:

      Read attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full Name of Registrant	Philip Services Corporation

Former Name if Applicable

Address of Principal Executive Office (Street and Number)	5151 San Felipe, Suite 1600

City, State and Zip Code	Houston, Texas 77056

PART II
RULE 12b-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

      State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

      The registrant was not able to timely file its annual report on Form 10-K for the year ended December 31, 2002 because it is involved in negotiations with its current and other lending institutions regarding financing which expires on April 8, 2003, and related matters. In connection therewith, the registrant’s consolidated financial statements for such period have not been completed. The registrant was also not able to complete the management’s discussion and analysis of financial condition and results of operations and certain other portions of the Form 10-K before the due date of such annual report without unreasonable effort and expense.

PART IV
OTHER INFORMATION

      (1)   Name and telephone number of person to contact in regard to this notification.

Michael W. Ramirez	(713)	623-8777

(Name)	(Area Code)	(Telephone Number)

      (2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒   Yes ☐   No

      (3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐   Yes ☒   No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

PHILIP SERVICES CORPORATION

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 1, 2003	By:	/s/ MICHAEL W. RAMIREZ Name: Michael W. Ramirez Title: Senior Vice President and Chief Financial Officer